Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on July 26, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-

referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

B-2

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES
OF THE TORONTO-DOMINION BANK ON JULY 26, 2010
1. As U.S. banks struggle, Canadian rivals pounce The Globe and Mail
Canadian banks that covet a bigger slice of the U.S. market have identified a small window of opportunity to potentially steal corporate business from troubled American banks. Now some are pulling out all the stops — using bank brass to wine and dine the heads of small U.S. companies and flying in analysts to provide market insight — in an attempt to convince those businesses to change bankers. Suzanne Poole, EVP, Retail Sales Strategy and Small Business, TD Bank) quoted. See full story
2. TD latest big bank to issue covered bonds The Globe and Mail (Streetwise blog)
Toronto-Dominion Bank brought a five-year, $2-billion (U.S.) covered bond to market Thursday, making it Canada’s fifth big bank to tap into what was once a European asset class. TD mentioned. See full story
3. Carolina First Bank Transitioning to TD Bank Brand MyBankTracker
Carolina First Bank is letting its customers know about its impending takeover by TD Bank through a Merger Q&A. The deal comes as part of TD Bank’s acquisition of South Financial, first announced in May. The merger should be finalized later this year. Ed Clark quoted. See full story
4. TD Ameritrade Adds Brokers American Banker
TD Ameritrade Institutional said ramping up services to help breakaway brokers paid off in fiscal 2010, with 212 brokers joining firms using it as their custodian. Tom Bradley (President, TD Ameritrade Institutional) quoted. Similar article in Investment Executive. See full story
5. Passing grades mask real position of banks The Globe and Mail
As widely expected, the much-ballyhooed stress tests on 91 European banks turned out to be somewhat less than stressful. And while some information is better than none at all — which has long been the Europeans’ preferred operating style — it’s hard to see the results persuading any sane onlooker that the financial sector has been fortified enough to withstand serious future tremors. See full story
6. Rough sailing for Canadian insurers’ results Reuters
Investors hoping for improved results from Canada’s insurers may want to brace for disappointment, with weak stock markets and lower bond yields seen taking take a bite out of quarterly earnings. Doug Young (TD Securities) quoted. See full story
7. Bonuses ‘ill-advised’: U.S. pay watchdog; Feinberg stops short of asking for return of money National Post (Bloomberg)
Kenneth Feinberg, the Obama administration’s special master on executive compensation, called on 17 bailed-out financial firms, including Goldman Sachs Group Inc. and Bank of America Corp., to adopt compensation policies that allow directors to lower top executives’ pay when their firm is under threat. See full story
8. Heard on the Street: Wells Wins in a Japan-Style Slump The Wall Street Journal
It is possible the U.S. is entering a protracted Japan-style slump, characterized by weak demand for credit that can weigh heavily on bank profitability. Which large U.S. banks could do well even if the country wallows in a financial quagmire? See full story
9. Pay off your debt, don’t just pay it down National Post
Do you remember when people only bought what they could afford? My father used to say, “most debts are fun when you are acquiring them, but none are fun when you set about retiring them.” Written by Patricia Lovett-Reid See full story
10. A Bad Habit With Consequences Dow Jones

Many Canadians have the bad habit of not paying their bills on time, and even worse, don’t seem to realize the consequences of their actions. But missing a bill payment “has far-reaching implications,” says Carrie Russell, a senior vice-president of TD Canada Trust, which commissioned a recent survey on how Canadians pay their bills. Carrie Russell (SVP, Retail Banking, TD Canada Trust) quoted. See full story
11. Low-income families not claiming RESP grants; Financial literacy group calls on government to help increase participation The Globe and Mail
Low-income Canadians are not cashing in on the free money Ottawa is doling out for their children’s education, and lack of awareness and understanding may be what’s holding them back. Although registered education savings plans are designed to help all families save for their children’s education, so far they have primarily benefited those with high incomes and education levels, says a recent report by SEDI, the non-profit organization that runs the Canadian Centre for Financial Literacy. See full story
12. TD Bank wins customer service award The Free Press (Fernie, BC)
TD Bank on Second Avenue, Fernie has been voted as the top branch for customer service in the B.C. Southern Interior in June. Jassie Kakoschke (Customer Experience Leader, BC Southern Interior, TD Canada Trust) quoted. See full story
13. Bank rates likely to rise despite tame inflation National Post
Inflation fell to a seven-month low in June, but that won’t stop the Bank of Canada from raising interest rates in the months ahead, analysts said yesterday. Diana Petramala (TD Economics) quoted. See full story
14. Home prices are just one of many costs to consider The Province (Vancouver)
Box in the sky — or house in the ‘burbs? For many young couples in Vancouver today, that’s the million-dollar question (or, more accurately, the $600,000 question) that arises as soon as talk of starting a family begins. TD Canada Trust mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. As U.S. banks struggle, Canadian rivals pounce
The Globe and Mail
07/26/2010
GRANT ROBERTSON
Pg. B1
Canadian banks that covet a bigger slice of the U.S. market have identified a small window of opportunity to potentially steal corporate business from troubled American banks.
Now some are pulling out all the stops — using bank brass to wine and dine the heads of small U.S. companies and flying in analysts to provide market insight — in an attempt to convince those businesses to change bankers.
Corporate banking is a tough market in which to grow, since companies often stay with one primary lender for decades. But past recessions have shown economic downturns produce temporary upheaval, which can be fertile ground in the hunt for new business.
“Almost all of the market share gains that banks got over the last 30 to 40 years have come in this window of three months to 15 months out of the recession,” said David Casper, head of commercial banking at Bank of Montreal’s U.S. operation, Harris Bank.
“I can’t quantify how much we can gain, but I strongly believe that now is the opportunity to gain that market share.”
Though relatively smaller players in the U.S. market, Toronto-Dominion Bank, HSBC Bank Canada, BMO and others Canadian lenders are selling themselves as more stable and willing to offer credit than their American rivals.
Lending to small- and medium-sized businesses in the U.S. fell to $670- billion (U.S.) from $710-billion over the past year.
But this brief window comes with risks for the banks.
Many companies now looking for credit are not the most attractive borrowers. The goal is to weed out the good from the bad.
“Like everyone else, we’ve had to make sure that we’re doing our research and understand what’s going on ... everyone can potentially get into trouble,” said Suzanne Poole, executive vice-president of retail sales strategy and small business at TD Bank.” We’ve certainly viewed the downturn as an opportunity.”
Amid the wooing, business owners are now finding themselves in unusual situations, and competition for their attention is fierce. When Chicago-based Continental Packaging Solutions began looking to sever its ties with Bank of America, amid concerns about the upheaval in the U.S. banking sector, the company was courted by at least six different banks, including Canadian institutions.
To win over the company, BMO brought in the vice-chairman of its U.S. division for a series of personal dinner meetings with Continental’s chief executive officer Mark Giesen, convincing him to move to the Canadian bank. In an interview, Mr. Giesen acknowledged it was unusual to be getting such hands- on attention from a bank’s upper management.
The Canadian banks’ campaign won’t be enough to cause a major shift in the overall business lending picture in the United States. The decrease in lending over the past year has raised concerns with the U.S. Federal Reserve, which has conducted more than 40 meetings with businesses across the country since February to discuss the implications it could have on an economic recovery.
Companies with 500 employees or less make up half the U.S. labour force and Fed chairman Ben Bernanke said this month those firms will be looked upon to play a key role in job creation as the country attempts to pull itself from the recession. To do that, they will need access to credit.
“It seems clear that some creditworthy businesses, including some whose collateral has lost value but whose cash flows remain strong, have had difficulty obtaining credit that they need to expand - and in some cases, even to continue operating,” Mr. Bernanke said.
Miguel Barrieras, national head of business banking at HSBC Bank Canada, said the sharp drop in business lending in the U.S. should create opportunities.
“We want to take part in this expansion,” he said.

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2. TD latest big bank to issue covered bonds
The Globe and Mail (Streetwise blog)
07/26/2010
TIM KILADZE
Toronto-Dominion Bank brought a five-year, $2-billion (U.S.) covered bond to market Thursday, making it Canada’s fifth big bank to tap into what was once a European asset class.
The deal came just one week after Bank of Nova Scotia sold $2.5-billion of 1.5 per cent, three-year covered bonds. Total Canadian covered bond issuance this year now sits at $12.5-billion, according to Bloomberg.
This type of debt has been attractive for banks because the bonds are backed by both a group of assets (mortgages) and by the issuers themselves, meaning they sell at a low spread to government debt. Scotia’s deal came at just over 52 basis points above three-year treasuries.
Canadian banks have targeted the U.S. market of late because the European debt crisis has bumped up spreads across the Atlantic. There is also investor appetite for Canadian bonds south of the border, which the Province of Quebec tapped into Thursday by selling $1.5-billion of 10-year notes.
Barclays Capital, Deutsche Bank Securities, Royal Bank of Scotland, and Toronto-Dominion Bank led TD’s offering.
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3. Carolina First Bank Transitioning to TD Bank Brand
MyBankTracker
07/26/2010
Carolina First Bank is letting its customers know about its impending takeover by TD Bank through a Merger Q&A. The deal comes as part of TD Bank’s acquisition of South Financial, first announced in May. The merger should be finalized later this year.
Why The Acquisition?
South Financial struggled mightily during the financial crisis, taking more than $1 billion in losses since the start of 2008. That led TD Bank to make the purchase for $61 million, not a huge number for the 1,000-location, $1.52-billion giant.
At the time of the acquisition, TD Bank CEO Ed Clark said, “This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing. All in all, we think we’re getting a strong franchise that offers a solid financial return.”
South Financial ran 176 bank locations, 66 of which were in Florida. The purchase expanded TD’s footprint substantially in the U.S. Southeast. Other banks affected by the merger were smaller institutions Carolina First Bank and Mercantile Bank.

Impact on Carolina First Members
The merger will mean “business as usual” for Carolina First members, according to the Q&A. Customers will be able to bank like they always have with Carolina First.
One positive effect of the deal for consumers is the addition of more than 1,000 bank locations to their network. That means they can skip out on ATM fees on the TD network when traveling along the Atlantic coast between Florida and Maine.
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4. TD Ameritrade Adds Brokers
American Banker
07/26/2010
DONNA MITCHELL
Pg. 7 Vol. 175 No. 113
TD Ameritrade Institutional said ramping up services to help breakaway brokers paid off in fiscal 2010, with 212 brokers joining firms using it as their custodian.
“The fee-based fiduciary business model of independent registered investment advisers is becoming more attractive to brokers who are tied to legacy technology, proprietary products and sales-driven cultures,” Tom Bradley, the president of TD Ameritrade Institutional, said in a July 21 press release.
A horserace has broken out among custodians to serve those professionals, said Alois Pirker, a director at Aite Group.
“The more services they can offer,” he said, “the more assets they can receive.”
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5. Passing grades mask real position of banks
The Globe and Mail
07/26/2010
BRIAN MILNER
Pg. B1
As widely expected, the much-ballyhooed stress tests on 91 European banks turned out to be somewhat less than stressful.
And while some information is better than none at all — which has long been the Europeans’ preferred operating style — it’s hard to see the results persuading any sane onlooker that the financial sector has been fortified enough to withstand serious future tremors.
Of the seven small, struggling banks that flunked, two of them, Germany’s Hypo Real Estate Holding and Greece’s ATEbank, are already in the hands of their respective governments.
The other five, one of which has already been taken over, are unlisted Spanish savings banks that got hammered when the country’s real estate bubble burst.
Another dozen banks barely scored a passing grade and will undoubtedly need further injections of capital, while the rest were all deemed to have a comfortable enough cushion to weather the adverse scenario designed by the Committee of European Banking Supervisors.
This is undoubtedly accurate. Banks across Europe have been bolstering their core capital for months.
If they can’t handle the modest double-dip recession and sovereign bond haircuts posited by the regulators, the entire global financial system is in even deeper trouble than we thought.
The testing bar was set so low that it was akin to one of those notorious exams once administered to star athletes at certain American colleges: Spell both your first and last names right and get a pass in English 101.
In the worst-case scenario conjured up by the Europeans, banks had to show they could handle a slightly weaker economy with no growth this year, a decline of 0.4 per cent in 2011 and a rise in unemployment to 11 per cent. Heck, for Greece and Spain, that would constitute a banner year.
The examiners also factored in a 20 per cent drop in equities and a steep rise in financing costs after a 23 per cent decline in the value of Greek bonds and another 12 per cent on Spanish debt. But only bonds on banks’ trading books were included in the calculation, not the much larger holdings in the banks’ own coffers. And the possibility of an outright default by one of Europe’s basket cases was not even considered.
Ignoring the whole issue of default shows the stress tests “ are essentially suffering from political correctness,” Mark Cliffe, ING’s chief economist, said during a stopover in Toronto. “ If it’s a stress test, you have to count this, because the markets are at least part way to discounting this possibility, certainly in the case of Greece.”
The Eurocrats also studiously avoided another possible nightmare, however unlikely — the collapse of the euro. Mr. Cliffe and his staff have done that work for them, assessing not whether such a market-shattering event is possible, but what the implications would be.
They chose two of the numerous possible permutations at each end of the scale — an orderly exit by Greece alone and the complete disintegration of the common currency.
In the first case, the ING study calculates Greek GDP would plunge by 7.5 per cent in 2011 and other euro zone countries would see declines of up to 1 per cent. The euro itself would slump to 85 cents (U.S.) and credit spreads would widen, though not on the scale of what occurred during the global credit freeze.
A breakup of the euro zone, though, is a radically different story. The result could be a deep recession that would spill over into Britain and eastern Europe and drag down the global economy. The weaker euro countries would see their new currencies drop off a cliff. Spain, Portugal and Ireland would devalue their currencies by 50 per cent against a restored German mark. Italy would drop 25 per cent and France 15 per cent. Stocks would head south, and the weaker countries would be hard-pressed to contain capital flight. Some weaker economies could be facing double-digit inflation, while deflation would be the main headache for the stronger European countries (and even the U.S.). Banks would be exposed to heavy credit losses.
Now that he has quantified the unthinkable, does Mr. Cliffe actually think it could happen?
“ The probability is less than the consensus opinion on this,” he says. So why bother assessing the impact of such an unlikely event? Because it’s no longer merely “ a subject for fevered Anglo-Saxon imaginations,” he says. “ It is actually something now that is being openly discussed within the euro zone itself.”
Mr. Cliffe acknowledges “ the numbers that we pulled together are debatable, contestable and heavily contingent on the assumptions that we have made. But nevertheless, we thought it was important...to have a go at this,” he adds. “ It’s dirty work, but somebody’s got to do it.”
The same could be said for the European bank stress tests. Too bad the examiners didn’t use bigger shovels.
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6. Rough sailing for Canadian insurers’ results
Reuters
07/262010
CAMERON FRENCH
Investors hoping for improved results from Canada’s insurers may want to brace for disappointment, with weak stock markets and lower bond yields seen taking take a bite out of quarterly earnings.
Analysts said the weaker results expected for the second quarter could further pressure shares in a sector that steadily underperformed the broader market in recent months. Though some think the gloominess may be largely baked into stock prices.
Canada’s insurers are highly levered to the performance of financial markets. They hold billions in assets to cover off future obligations such as settlements and annuities.
If those assets decline in value, insurers are forced to build up reserves using cash taken directly from earnings.
The second quarter “is going to be messy for Canadian life insurers,” TD Securities analyst Doug Young said in a note.
“Falling equity markets and declining interest rates created the ‘perfect storm’ for (insurance) business models.”
Sector heavyweights Manulife Financial (MFC.TO), Sun Life Financial (SLF.TO), and Great-West Lifeco (GWO.TO) enjoyed strong results in the first quarter, as stock markets surged while economic optimism boosted sales.
The big players also have wealth management businesses that benefit from higher fees when stock market returns are strong.
But the upward trend has appeared to have stalled, with the Toronto Stock Exchange’s S&P/TSX composite index .GSPTSE down 6.2 percent during the quarter.
“The gyrations in the markets, I think have affected opportunities in the market place,” said Brenda Lum, a financial services analyst at rating agency DBRS.
“That plays in specifically for companies that rely on mark to market returns or flow business.”
Another challenge for the insurers has been a decline in Canadian and U.S. bond yields on demand from investors seeking safer assets.
While the trend benefits their existing bond holdings, it also means returns going forward are likely to be lower. And insurers that hold bonds to pay for future liabilities would now have to buy more of them.

FLURRY OF CUTS
TD’s Young is one of several analysts that have cut stock ratings and price targets on the sector in recent weeks to take into account the market’s drop during the quarter.
He cut stock targets on all three big players last week, and downgraded Great-West and Manulife — Canada’s largest insurer — to “hold” from “buy”.
He also adjusted his second-quarter estimate on Manulife to a loss of 95 Canadian cents a share, compared with his previous forecast of a profit of 30 Canadian cents.
Manulife is seen as the insurer most tied to equity prices and interest rates, while smaller Industrial Alliance (IAG.TO) — Canada’s No. 4 player, which kicks off results on Tuesday — is seen the least vulnerable to markets.
Canaccord Genuity analyst Mario Mendonca expects Manulife to take a C$1 billion ($960 million) charge related to the weaker equity markets, and a C$300 million charge due to declining long-term corporate bond yields.
CIBC World Markets analyst Robert Sedran chopped his price targets on Great-West and Manulife, while also downgrading Manulife and predicting a loss.
Like other analysts, he said Canada’s banks were likely a better investments for buyers seeking financial stocks.
HOPE AMID THE GLOOM
However, Sedran said insurers’ stocks may already be reflecting the gloomy news and could get a boost if the results aren’t as bad as many are now predicting.
“You have to assume the market is expecting a bad result, so a less bad result will probably be good for the stocks,” he said.
Manulife’s shares have fallen 25 percent since the end of the first quarter and are trading at less than half their value from before the 2008 market crash.
Sun Life and Great-West, which are each expected to report profits, are down 17 percent and 16 percent, respectively, since the end of March. Industrial Alliance is down 1 percent.
The broader market is down 3 percent in that time.
Desjardins Securities analyst Michael Goldberg said in a note that the insurers are trading at a significant discount to their normal valuations. He maintained Manulife as a “top pick” despite the expected weak results. He has Sun Life at “buy” and rates Great-West a “hold”.
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7. Bonuses ‘ill-advised’: U.S. pay watchdog; Feinberg stops short of asking for return of money
National Post (Bloomberg)
07/24/2010
IAN KATZ
Pg. FP5
Kenneth Feinberg, the Obama administration’s special master on executive compensation, called on 17 bailed-out financial firms, including Goldman Sachs Group Inc. and Bank of America Corp., to adopt compensation policies that allow directors to lower top executives’ pay when their firm is under threat.
About US$1.6-billion the companies paid executives during the financial crisis, though legal, were “ill-advised” and showed “bad judgment,” Mr. Feinberg said at press conference in Washington yesterday. He stopped short of asking the firms to return money and declined to say the payments were “contrary to the public interest.”
The other companies Mr. Feinberg cited were: American International Group Inc., Citigroup Inc.; Morgan Stanley ; JPMorgan Chase & Co.; Wells Fargo & Co.; American Express Co.; Capital One Financial Corp.; CIT Group Inc.; M&T Bank Corp.; Regions Financial Corp.; SunTrust Banks Inc.; Bank of New York Mellon Corp.; PNC Financial Services Group Inc.; U.S. Bancorp and Boston Private Financial Holdings Inc.
Mr. Feinberg is winding down work started when he was appointed last year after public outrage over bonuses paid at the AIG unit responsible for trades that led to US$100-billion in losses and a US$182.3-billion taxpayer bailout. Last year, he scrutinized pay at seven firms, including AIG and Citigroup . Rescued companies that weren’t included in those rulings, such as Goldman Sachs and Morgan Stanley , were part of the so-called look-back review covering a four-month period of 2008 and 2009.
Mr. Feinberg said 11 of the 17 companies had repaid their TARP funds with interest, showing “the wisdom” of the government’s US$700-billion Troubled Asset Relief Program.
Pay in some cases was “excessive,” Mr. Feinberg told Bloomberg Television in an interview yesterday. “At the time the payments were made, they did not violate any statute.” He said “second-guessing” the firms was part of his job.
Mr. Feinberg said the 17 companies should allow their boards of directors “to terminate legally obligated compensation contracts and declare them null and void going forward in the event of another financial crisis.”
Some payments to executives during the period exceeded US$10-million, Mr. Feinberg said.
“Getting our compensation structure right is a priority for us,” Citigroup spokeswoman Molly Millerwise Meiners said in an email yesterday. “Since the crisis, we have done a lot of work to make sure it is performance-based and we look forward to reviewing the special master’s recommendations.”
Many of the companies Mr. Feinberg named “are already heading down that path,” said David Wise, principal and consultant on pay issues for Hay Group, a Philadelphia-based management consulting firm.
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8. Heard on the Street: Wells Wins in a Japan-Style Slump
The Wall Street Journal
07/26/2010
PETER EAVIS
Pg. C8
It is possible the U.S. is entering a protracted Japan-style slump, characterized by weak demand for credit that can weigh heavily on bank profitability. Which large U.S. banks could do well even if the country wallows in a financial quagmire?
One approach is to spot lenders that aren’t heavily focused on the U.S. Among the megabanks, only Citigroup fits that bill. In its core Citicorp unit, which includes some consumer-lending operations and its investment bank, only

43% of first-half revenue came from North America. And much of its non-U.S. revenue comes from more vibrant emerging markets, not sluggish Europe. In 2009, more than 80% of Bank of America’s revenue was from the U.S., and 75% of J.P. Morgan Chase’s.
On another key measure, Citi may have an edge in a Japan scenario. In deleveraging slumps, central banks hold interest rates at very low levels. Often, when that happens, yields on banks’ assets can drop more than the cost of banks’ own borrowing, squeezing an important measure of profitability called the net interest margin.
For instance, J.P. Morgan’s margin shrank to 3.06% in the second quarter, from 3.37% in the year-earlier period. Citi’s margin slightly narrowed to 3.15% in the second quarter from 3.24%. However, Citi’s own borrowing costs could fall by more than those of rivals if creditors get more comfortable with its balance sheet. Citi has higher borrowing costs, and yet it has a higher regulatory Tier 1 common ratio than BofA, J.P. Morgan and Wells Fargo.
Among U.S.-focused banks, Wells looks best positioned for a Nippon nightmare. Its strong net interest margin looks most defendable. Wells paid 0.92% on its interest-bearing liabilities in the second quarter, well below BofA’s 1.41% and Citi’s 1.6%. Granted, at 0.79%, J.P. Morgan’s interest-bearing liabilities cost less than Wells’s, but its assets also yield substantially less, meaning Wells’s margin is wider.
Wells’s cheap funding stems from its large, sticky deposit base. That customer loyalty would benefit Wells in a deleveraging environment. Even if clients were borrowing less, they would use the bank for other products.
Wells’s big weakness is its relatively high exposure to real estate, a leveraged asset that is likely to stay in the dumps in a Japan-like economy. Even so, its strong profitability ensures that it consistently generates enough capital to support future losses from its real-estate loans. Citi, however, has yet to prove itself a consistent performer on profits. The bank’s shares might be the winner if they were valued well below Wells’s, but both trade at 9.5 times analysts’ expectations for 2011 earnings.
If we turn Japanese, own Wells.
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9. Pay off your debt, don’t just pay it down
National Post
07/24/2010
PATRICIA LOVETT-REID
Pg. FP10
Do you remember when people only bought what they could afford? My father used to say, “most debts are fun when you are acquiring them, but none are fun when you set about retiring them.”
One of the biggest challenges Canadians face is trying to balance paying down debt while saving for the future. Deciding when it makes sense to do either is about considering the effects of compound interest — when it is working for you and when it is working against you. With debt, time and compounding are working against you. For example, if you have a $3,000 outstanding credit card balance at 18% interest, and just pay the minimum balance of 3% or $10, whichever is higher, it will take 14 years and nine months to pay off the balance and cost you about $2,350 in interest. You can’t save for the future and get ahead when you have a balance outstanding on a high-interest loan or credit card. These need to be paid off, not just paid down.
Here are three scenarios of savings versus paying down debt:
1. Save in a non-registered account versus paying down debt A very simple way to look at this conundrum is to compare the rate of interest you are paying on your non-tax-deductible debt to the rate of return you could earn on your portfolio. For example, if you are paying 8% on your loan and you are in the 30% tax bracket, you would need to earn approximately 11.5% to break even.
If you don’t think your portfolio can consistently beat the break-even rate, paying down debt is the safer way to go. You will save interest and get out of debt faster, which will free up your monthly cash flow.
2. Contribute to a TFSA versus paying down debt The return earned in a TFSA is tax-free. If you are paying 8% interest on your loan, you would need to earn 8% inside your TFSA to break even. If you typically invest your savings in GICs or government bonds that yield much less, it might make sense to pay down debt first.
But contributing to the TFSA provides ready access your cash and can be a great emergency fund. Just remember that the amount withdrawn is added back to the contribution room only in the following year.
3. Contribute to an RSP versus paying down debt Paying down debt is important, but many pursue it single-mindedly to the detriment of saving for a secure retirement. In some cases, it may be better to take a balanced approach.
If you have a five-year fixed-rate mortgage at 4.5% and expect the long-term potential return on your portfolio to average 6%-8%, then it makes sense to contribute to the RSP. You will not only be earning a higher net rate of return, but will also benefit from the reduction in your tax liability in the current tax year.
Time and compounding are key elements in the growth of a retirement nest egg. For example, if you start contributing $100 a month to an RRSP that earns 6.8% per year (compounded monthly) at the age of 25, your total contribution of $48,000 could grow to $234,500 by the time you turn 65. Now, if you wait until you are 35 to start investing, you would need to increase your monthly contributions to $208 a month or $74,880. That’s 56% more! When it comes to improving your net worth, you don’t have to think just linearly. An effective solution could be to make your RSP contribution and apply your tax refund to any outstanding debt.
There are two ways to improve our personal balance sheet: save more or pay down debt. You need to find the optimal combination of debt repayment and savings. It is all about you taking charge and setting priorities for your next dollar of discretionary income.
•	Patricia Lovett-Reid , senior vice-president, TD Waterhouse, is one of Canada’s leading authorities on personal finance. For her contribution to financial planning in Canada, the Financial Planners Standards Council (FPSC) recognized her with the 2009 Donald J. Johnston Award.
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10. A Bad Habit With Consequences
Dow Jones
07/15/2010
MONICA GUTSCHI
Many Canadians have the bad habit of not paying their bills on time, and even worse, don’t seem to realize the consequences of their actions.
But missing a bill payment “has far-reaching implications,” says Carrie Russell, a senior vice-president of TD Canada Trust, which commissioned a recent survey on how Canadians pay their bills.
The survey found that 54% of Canadians say they miss bill payments, with 73% missing one to three bill payments in the past year. Most say they either misplaced the bill, forgot about it, or were a couple of days late with their payments.
Most surprisingly, 43% of those polled believe there are no consequence for making a late payment. They’re wrong, Russell says.
First of all, those late payments incur interest charges and fees, she says. That’s just “like throwing money away.”
But more importantly, missing or paying bills late can have a major impact on credit scores, potentially reducing the kinds of credit and the rate of interest an individual may qualify for in the future.
In fact, “past-payment performance” makes up 35% of the credit score, or Beacon score, issued by credit-rating agencies. That is a higher weighting even than use of credit, which is worth 30% of a credit score, or credit history, which is worth only 15% of a credit score.
“The reality is that if you make missing a bill payment a habit, it can have consequences,” Russell says. For financial institutions, “how you acted in the past is a clue for them as to how you are going to behave in the future” and may determine whether they extend new credit and at what terms. Additionally, many insurance companies are now using Beacon scores to help determine premiums on home, and in some cases, automotive insurance.
“The easiest way to save money and protect your credit scores is to pay on time,” Russell says.
One easy way to avoid missing any bills is to sign up for an online service like epost, which is essentially a service that tracks and displays current and historic bill payments. It also eliminates the need for utility companies and other service providers to mail bills, which is not only good for the environment, but could also save money on paper and stamps, Russell says.
Indeed, about three-fourths of Canadians pay their bills through online banking, the study shows, but 91% still receive their bills in the mail, making them far too easy to misplace.
Setting up pre-authorized withdrawals from a checking account is another method to avoid missing bill payments, as is setting up automatic transfers to pay a credit card’s minimum or total balance each month. And Russell also recommends post-dating online bill payments to just a few days before the due date, allowing time for the payment to process but keeping the money in the account (and collecting interest) until the last moment.
The survey showed Canadians pay an average of five bills a month.
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11. Low-income families not claiming RESP grants; Financial literacy group calls on government to help increase participation
The Globe and Mail
07/26/2010
DIANNE NICE
Pg. B7
Low-income Canadians are not cashing in on the free money Ottawa is doling out for their children’s education, and lack of awareness and understanding may be what’s holding them back.
Although registered education savings plans are designed to help all families save for their children’s education, so far they have primarily benefited those with high incomes and education levels, says a recent report by SEDI, the non-profit organization that runs the Canadian Centre for Financial Literacy.
The Canada Learning Bond, for example, was expected to cost $170-million in its first two years and benefit more than 120,000 newborns in its first year. However, after its first year and a half on the market, less than $51-million had been spent on CLB direct payments, benefiting only about 76,000 children. In 2008, the participation rate for the CLB — a one-time RESP payment of $500, plus $100 annually for low-income families — was 16 per cent, well below government targets.
Clohe Williams, a Toronto single mom, is a case in point. She says she had never even heard of RESPs before her manager hosted RESP workshops at her workplace and suggested Ms. Williams open an account for her two girls, aged 11 and 16.
Ms. Williams opened an RESP in March and, while she still finds elements of the plan confusing, she suggests more families could benefit from the program if it was more widely promoted. “ Advertise more and I think that it would help benefit families that can’t afford to put money away for their children’s education.”
Participation among low-income Canadians is partly hindered by education, says Rock Lefebvre, vice-president of research and standards at the Certified General Accountants Association of Canada, which recently issued its own report on Canadians’ lack of education regarding RESPs.
The report cites a 2008 EKOS Research poll of 900 families making less than $38,000 a year, which showed that although 83 per cent of respondents had heard of the RESP, only 54 per cent were able to actually define it. Only a third had heard of the Canada Education Savings Grants, and only 1 in 10 had heard of the CLB.
“Most people lack a clear understanding of how it works and what the benefits to them would be,” Mr. Lefebvre said. “ This is particularly true with the very people who stand to benefit the most from the RESP program: lower- income Canadians.”
Another barrier is confusion among the financial institutions that offer RESPs, says Adam Fair, managing co-ordinator for SEDI’s Canadian Centre for Financial Literacy.
“There’s a low level of knowledge even within some of the financial institutions on how RESPs work, specifically relating to the government benefits that are inside of them,” says Mr. Fair, who knows of cases where clients were misinformed that they needed to make a deposit when opening an RESP.
“There’s some real logistical challenges with having very low-income individuals set up these accounts without having any funds of their own to invest in the products, [and they] still need to wait for their application to see if the government is going to chip in with the Canada Learning Bond.”
In its report, SEDI makes several recommendations for increasing RESP participation among low-income Canadians, including:
•	a government “ voucher system,” in which families eligible for the CLB would receive documentation proving their eligibility and outlining the steps necessary to set up an RESP account;

•	a “ no frills” RESP product that is simple, low risk and has a reasonable annual cap on fees;

•	a single contact number for RESP inquiries and a single application form for RESP providers.
SEDI would also like to see more funding for programs like My Child’s Future, a recently ended workshop series that helped low-income families access RESPs and government grants.
Shari Grayson, who co-ordinated the My Child’s Future program through the Learning Enrichment Foundation in

Toronto, says such programs are a great way to help people build their confidence around financial issues.
One My Child’s Future participant, Terhas Tessema, who immigrated from Sudan in 2005, said she could barely speak English when she attended Ms. Grayson’s workshops in 2008.
Through the program, Ms. Grayson was able to accompany Ms. Tessema to her bank and help her set up an RESP for her three children, aged 3, 5 and 9. Without that kind of support, said Ms. Tessema, she would not have been able to set up the account.
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12. TD Bank wins customer service award
The Free Press (Fernie, BC)
07/26/2010
MIKE BULL
TD Bank on Second Avenue, Fernie has been voted as the top branch for customer service in the B.C. Southern Interior in June.
Last week they were awarded the Green Chair Award marking their dedication to customer service.
“We as a company decided that our core values are placing a high emphasis on customer service and we definitely need to reward our employees for that,” said Jassie Kakoschke, manager of customer experience for the BC Southern Interior.
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13. Bank rates likely to rise despite tame inflation
National Post
07/24/2010
JOHN MORRISSY
Pg. FP4
Inflation fell to a seven-month low in June, but that won’t stop the Bank of Canada from raising interest rates in the months ahead, analysts said yesterday.
Consumer prices rose only 1% in June, down from an annualized 1.4% pace the month before, Statistics Canada reported.
The decline, which was in line with analysts’ expectations, came as gasoline prices fell for the first time in 10 months, a 2.9% drop compared with a year ago.
Meanwhile, core inflation, which strips out volatile items like food and energy, slipped to 1.7% last month from 1.8% in May.
“Inflation is really going nowhere fast,” said BMO Capital markets senior economist Sal Gauteri.
“Well-anchored expectations and rising demand have countered the downward pull from economic slack and the high dollar to keep the core rate range-bound and close to the 2% target,” he said.
Nevertheless, Mr. Gauteri said he expects a September rate hike followed by a two-meeting pause. The Bank of Canada raised its key lending rate to 0.75% on Tuesday, and is the only G7 central bank to hike rates since the recession began.
Diana Petramala, an economist at TD Economics, said “with the rate of inflation near the Bank of Canada’s 2% target, the bank can continue to unwind its monetary stimulus bringing the overnight rate to 1.25% by year-end.”
Continued rate hikes appear to balance the bank’s desire to keep inflation contained at 2% and to remove the extraordinary stimulus to the economy brought on by rates that hit a historic low of 0.25% during the recession.
The bank’s recent economic forecast, released on Thursday, states that it expects inflation to remain near its target of 2% until the end of 2012.
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14. Home prices are just one of many costs to consider
The Province (Vancouver)
07/25/2010
LENA SIN
Pg. A8
Box in the sky — or house in the ‘burbs? For many young couples in Vancouver today, that’s the million-dollar question (or, more accurately, the $600,000 question) that arises as soon as talk of starting a family begins.
Standing at the crossroads with a modest budget and the prospect of buying some of the priciest real estate in the country, couples are inevitably faced with choosing between two paths: moving farther afield for that spacious house and neatly trimmed lawn, or staying in Vancouver, content with a small condo and the city as your playground.
Making a decision is often a balancing act of wants and needs, heart versus head, prioritizing and compromising. But what if the deciding factor came down to cost? What if all one needed to know was where is it cheaper to live? Arriving at a decision might start to become a whole lot easier.
The Province decided to undertake this exercise with the help of Tsur Somerville, a professor with the University of B.C.’s Sauder School of Business and director of the UBC Centre for Urban Economics and Real Estate. Based on a hypothetical scenario of a young couple with one child and a budget of $639,000 — the average price of a two-bedroom condo in downtown Vancouver in June, although admittedly out of the price range of many — we compared the cost of owning a downtown condo versus a house of about the same value in Coquitlam.
The result? Compared to the sprawling house in Coquitlam, the city condo was the clear winner, costing between 23 and 33 per cent (or $837 to $1,200) less to own, run and travel to work from every month.
While the comparison was by no means scientific, the exercise can be useful for would-be homeowners trying to gauge the costs associated with different lifestyles.
“When you buy a house, I view it very much as a consumption decision. I’m going to be living in this house, living in this neighbourhood and taking on this lifestyle pattern,” says Somerville.
“What’s probably useful here in this exercise is having an idea about what some of the costs associated with different lifestyle patterns happen to be. On the one hand, it’s a small unit [in the city]; on the other hand, it can be much higher transportation and repair and renovation costs [in the suburbs] that you weren’t necessarily expecting.”
For our comparison, we considered two major costs: (1) Housing costs such as mortgage, property taxes, strata fees, maintenance, home insurance and utilities and (2) Transportation costs such as owning vehicles, parking and public transit.
Our hypothetical family had a budget that would cover a Yaletown condo of 800 square feet with two bedrooms and sweeping city views, listed for $639,000. Or, they could head to the hills of Coquitlam and purchase a three bedroom, 1,940-square-foot detached house in the new development of Burke Mountain, listed for slightly less at $629,000.
We assumed our couple were young professionals working in downtown Vancouver who would keep one car should they stay in the city, but two cars should they choose Coquitlam.
The result was our family would pay $4,814 per month for the suburban lifestyle, compared to $3,603 for the city lifestyle, a difference of 33 per cent.
Even when we considered an alternate scenario in Coquitlam, in which one parent takes a job closer to home to cut down on gasoline and parking costs down-
town, the gap is narrowed only somewhat with suburban monthly costs going down to $4,440, still 23 per cent higher than the city.
“If all they cared about were the dollars, they wanted to have $600,000 worth of real estate and then minimize their out-of-pocket costs, all else being considered, then being in the city is better,” says Somerville.
Transit made the biggest difference, with costs in the city down to $488 per month compared to between $815 to $1,189 in Coquitlam, depending on whether one or both parents commuted to downtown.
Other items that contributed significantly to the gap were utilities ($58 vs. $150), homeowner’s insurance ($33 vs. $125) and home maintenance ($357 including strata fees for the condo vs. $675 for the house).
The one major factor that would substantially change the equation is repair and renovation work, which of course, varies greatly depending on whether you buy a crumbling old house or a sparkling new one.
If we excluded the estimated cost for repairs and renovation, the gap would be narrowed considerably to a difference of between nine to 19 per cent, depending on whether both parents or just one commuted to downtown.
Costs aside, a Statistics Canada survey found the suburbs remain a draw for people in the prime child-rearing ages of 24 to 44.
The study, released in June, found people in that age bracket were most likely to move out of Toronto, Montreal and Vancouver and into the surrounding suburbs between 2001 and 2006, with one in seven (14 per cent) making the move.
Family status was a big influence on the migration, as first-time parents were among the most likely to leave the city core. In Vancouver, 27 per cent of new parents left the city for the suburbs, while just eight per cent of people living alone made the same move.
But attititudes about how and where to raise a family are changing. A 2008 TD Canada Trust survey found almost half of Vancouverites (48 per cent) polled said they would consider raising a family in a condo, up from 34 per cent in 2007.
Jonathan Hultquist and wife Kate Shapiro are among those who believe a small city dwelling is not only acceptable, but also preferable to a large house in the ‘burbs.
While Shapiro, 31, grew up in a “rather large home” in Kerrisdale and Hultquist, 38, grew up in similarly spacious houses in the U.S., the couple knew the single detached home was out of the question if they wanted to stay in Vancouver. Instead, they and their 1 1/2-year-old daughter, Aidan, settled into a sunny, 750-square-foot apartment in a desirable Cambie neighbourhood last month. It was priced at their “upper limit,” but the location was everything they dreamt of: close to friends and family, parks, shopping and transit.
“To me, it’s about quality of life, which is not living in my car. And being able to access the kinds of activities we like on a regular basis, which to me is getting out and walking, visiting friends, going shopping for groceries and just having that all around us — and just the vibrancy of city life,” says Shapiro.
While Hultquist, an educator at the Vancouver Aquarium, bikes daily to work, Shapiro, a biologist with Environment Canada, carpools four days a week to Delta. Shapiro says she never entertained moving closer to work, though Hultquist admits he is still lured by the prospect of a spacious house in the ‘burbs. Cost certainly had some influence on their final decision.
“There’s a few things about buying a big house. It’s not just about the upfront cost. You have the cost of heating your house, you have the cost of property taxes and the cost of putting furniture in your rooms. Once you get a big house, you’ve got to put something in it and you have to clean it. It’s not just the dollars up front,” says Shapiro.
“We have two rooms and a main room and a kitchen, we have enough room for us for now — we don’t have extra space, but that works well for me. From an environmental perspective as well, there’s something nice about knowing that I’m not taking up a massive footprint on the planet.”
Meanwhile, 26 kilometres away in the leafy mountains of Coquitlam are Rebecca Permack and husband Cory, who traded in a two-bedroom Burnaby condo for a large house in the new development of Burke Mountain last year. “There was no way, with both of us working from home being self-employed, that we were going to even consider planning a family. So we came out here. I drove my husband out one day and said ‘What do you think? We bought the house within a week,” says Rebecca.
Their new home, priced at the time of purchase at about $655,000, is enviably sized at 3,800 square feet, features brand-new finishings and is set on a picture-perfect cul-de-sac.
“Seventy per cent of the people here are young families and there are little kids running all over .. . . It’s the lifestyle that we’d never have if we stayed downtown — that real sense of community,” says Rebecca, 34. “Personally, I grew up in Maple Ridge, so I was never married to Vancouver,” she says. “I was never married to the idea I had to be in Vancouver.
“My husband was born and raised in Kerrisdale and it was a much tougher decision for him. But when he saw the house and what he could get, his esthetic took over his need to be downtown,” she says.
Now happily settled with a new puppy and plans for a family down the road, the Permacks say the only hiccup is convincing family to visit.
“I know his parents were like, ‘Oh my god, Coquitlam is so far away,’” Rebecca says. “They still feel that way and joke they’re going to have spend a weekend if they’re going to visit, and so we built the guest room in the basement so they could do that. But that’s the trade-off — you get the big house. Yeah, it’s a trek for people to come out, but there’s room for people to stay if they do.” lsin@theprovince.com

COMPARING THE COSTS
The Family: Young family, one child. Both working professionals with jobs downtown. Move to suburbs would mean one gets a job nearer to home.
The Budget: $639,000, average price of two-bedroom downtown condo.
The Properties: Two-bedroom, 800-sq.-ft. condo in Yaletown with sweeping city views, $639,000.Brand-new three-bedroom, 1,940-sq.-ft. house in Coquitlam’s Burke Mountain, $629,000.
Transportation: In Yaletown, one car for leisure use. One parent uses transit for work; one walks. In Coquitlam, two cars. One used for dropping child at daycare before drive downtown, the other for park-and-ride and West Coast Express to work. Or one parent takes a job closer to home to save on travel time and costs.
WHAT’S YOUR VIEW?
•	Was the choice of a city condo vs. suburban home not even an option because of Vancouver’s pricey real estate?

•	Did you move to the ‘burbs and find it surprisingly urban? Tell us your stories.
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L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON JULY 26, 2010
Daily News Brief
July 26, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	Carolina First Bank Transitioning to TD Bank Brand — MyBankTracker
Carolina First Bank is letting its customers know about its impending takeover by TD Bank through a Merger Q&A. The deal comes as part of TD Bank’s acquisition of South Financial, first announced in May. The merger should be finalized later this year.
2.	Foundation Offers Grants to Support Improvement Efforts — Hometown News (FL)
The TD Charitable Foundation, the charitable giving arm of TD Bank, will award $1.7 million in grants to support affordable housing initiatives from Maine to Florida, through its 2010 “Housing for Everyone” grant competition. [TD Bank’s Elizabeth Warn is quoted.]
3.	Events Happening Across the State for the Week of 07/26/2010 — WCSH 6 NBC (ME)
On Friday, TD Bank celebrates the grand opening of its new green call center in Auburn.
4.	Bank Blitz Results in 300 Applications for TD Bank — The New England Business Bulletin (MA & RI)
A campaign by TD Bank to reach out to small businesses in Massachusetts resulted in an overwhelmingly positive response, according to bank officials. [TD Bank’s David Glidden is quoted.]
5.	Springfield Township High School Grad Named a ‘Young Hero’ — Montgomery News (PA)
After fours years of accomplishments at Springfield Township High School, recently graduated Ashley Gbemudu thought she would just chill out for the summer and prepare to start the next phase of her life at Drexel University in the fall. [TD Bank is mentioned.]
6.	TD Bank to Open in Hampton Bays — Long Island Business News (NY)
Although some Hampton Bays residents did not want to see it happen, the hamlet will be home to a new branch of TD Bank on August 7.

INDUSTRY NEWS
1.	Community Banks’ 2Q Reports Encouraging, But Outlook Remains Guarded — American Banker
Profits grew faster than credit problems among the first batch of community banks to post second-quarter results — another tentative sign the sector is recovering.
2.	Iberiabank Snags Failed Sterling Bank — South Florida Business Journal
The failure of Lantana-based Sterling Bank has helped Iberiabank continue its growth in South Florida.
3.	Washington Trust Profit Climbs 40% in 2Q as Falling Interest Rates Cost Bank Less — Providence Business News (RI)
Washington Trust Bancorp Inc. saw its profit rise dramatically in the second quarter, but it had little to do with making more money. The strong performance was more about spending less.
TD BANK NEWS
1.	Carolina First Bank Transitioning to TD Bank Brand July 26, 2010 — MyBankTracker
Carolina First Bank is letting its customers know about its impending takeover by TD Bank through a Merger Q&A. The deal comes as part of TD Bank’s acquisition of South Financial, first announced in May. The merger should be finalized later this year.
Why The Acquisition?
South Financial struggled mightily during the financial crisis, taking more than $1 billion in losses since the start of 2008. That led TD Bank to make the purchase for $61 million, not a huge number for the 1,000-location, $1.52-billion giant.
At the time of the acquisition, TD Bank CEO Ed Clark said, “This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing. All in all, we think we’re getting a strong franchise that offers a solid financial return.”
South Financial ran 176 bank locations, 66 of which were in Florida. The purchase expanded TD’s footprint substantially in the U.S. Southeast. Other banks affected by the merger were smaller institutions Carolina First Bank and Mercantile Bank.
Impact on Carolina First Members
The merger will mean “business as usual” for Carolina First members, according to the Q&A. Customers will be able to bank like they always have with Carolina First.

One positive effect of the deal for consumers is the addition of more than 1,000 bank locations to their network. That means they can skip out on ATM fees on the TD network when traveling along the Atlantic coast between Florida and Maine.
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2.	Foundation Offers Grants to Support Improvement Efforts July 26, 2010 — Hometown News (FL)
The TD Charitable Foundation, the charitable giving arm of TD Bank, will award $1.7 million in grants to support affordable housing initiatives from Maine to Florida, through its 2010 “Housing for Everyone” grant competition.
The fifth annual grant competition is one of the company’s most widely known signature programs.
“Capital Improvements for Affordable Housing” is the theme for this year’s grant competition. The foundation will award 34 grants ranging from $10,000 to $100,000, to eligible housing nonprofits that submit compelling proposals.
“At TD Bank, we recognize the importance of supporting our local communities,” said Elizabeth Warn, president of the TD Charitable Foundation and senior vice president of community development.
“Without access to affordable housing, it is difficult to sustain the well-being of the communities we serve. That is why we are proud to help preserve and improve existing homes this year,” she said.
Organizations that wish to enter the 2010 grant competition must have tax-exempt 501(c)(3) status; develop or maintain affordable housing or provide housing-related programs and services to low- and moderate-income individuals or families; and serve the communities where TD Bank does business.
Applicant organizations must also demonstrate fiscal responsibility and the impact they have made on affordable housing efforts in their communities.
Proposals will only be accepted online, at www.TDBank.com and must be submitted by Sept. 3 by 4 p.m. Notification of awards will be made in early November.
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3.	Events Happening Across the State for the Week of 07/26/2010 July 25, 2010 — WCSH 6 NBC (ME)
On Friday, TD Bank celebrates the grand opening of its new green call center in Auburn. TD Bank says the center will create hundreds of new jobs in state. The company’s also trying to get LEED certification and the facility will contain many environmentally friendly features. Local residents are invited to celebrate with TD Bank on Saturday, and the party features free food and refreshments, a DJ, games and other activities. The unveiling is Friday at eleven, and the grand celebration will be Saturday from ten to two.
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4.	Bank Blitz Results in 300 Applications for TD Bank By Beth Perdue July 23, 2010 — The New England Business Bulletin (MA & RI)
A campaign by TD Bank to reach out to small businesses in Massachusetts resulted in an overwhelmingly positive response, according to bank officials. TD Bank conducted a small business “blitz” on June 29, sending more than 160 bank officers out into the state’s business community to meet with small businesses from all industries.
In total 960 businesses were contacted, 360 more than the bank’s intended goal. About 450 of the businesses were prospective customers with the rest being existing clients, according to Dave Glidden, TD Bank’s market president for the Greater Boston and Cape Cod regions. The meetings resulted in 325 applications for products and services, including loans, he said.
Glidden said the bank had multiple goals for implementing the blitz.
“Obviously, we want to grow our loans and deposits and grow our customer base especially in the small business area,” said Glidden, “But it is also about finding out from our customers and prospective clients what are their needs and what are the issues they are facing in the market place.”
One of the issues they heard is that many small business owners believe banks aren’t lending, but that’s not true at TD Bank, Glidden said. “TD Bank is definitely lending and wants to lend,” he said. “We want to lend more than there is demand out there.”
TD Bank is defining small business as privately held companies with credit needs up to $500,000, Glidden said.
According to Glidden, TD Bank is looking to add 70 retail locations in the next four to five years. Although he couldn’t pinpoint where the new sites would be, he said several would be south of Boston, connecting up with the bank’s Plymouth and Cape Cod sites.
“Boston and the South Shore represent a tremendous market opportunity for us,” Glidden said.
The bank has also been hiring lenders and Glidden estimated at least 20 small business lenders have been added to the bank’s staff in the past six months.
Overall, he said, bank officials were pleased with the day’s results and will likely repeat the outreach program.
“We’ve done these calling efforts before but never at this level,” said Glidden. “Based on the response and the information we got back from small business owners, we’re going to continue to be doing these kinds of blitzes and outreaches.”

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5.	Springfield Township High School Grad Named a ‘Young Hero’ By Mike Morsch July 24, 2010 — Montgomery News (PA)
After fours years of accomplishments at Springfield Township High School, recently graduated Ashley Gbemudu thought she would just chill out for the summer and prepare to start the next phase of her life at Drexel University in the fall.
But there was one more accolade coming her way: Ashley was recently selected to win the Young Heroes Award from the National Liberty Museum and TD Bank.
“Honestly, I was very shocked,” said Ashley about the award. “After I graduated from high school, I expected my next place to be recognized for anything would be at Drexel. So I wasn’t really expecting anything in between because I was kind of laying low this summer.”
The National Liberty Museum — in the heart of Philadelphia at 321 Chestnut St. — is dedicated to preserving freedom and democracy and fostering good character. It awards Young Heroes medals to those who prove to be outstanding role models in their schools and communities.
Ashley was nominated by Springfield Township High School family and consumer science teacher Natalie Lewis. In her recommendation letter to the National Liberty Museum, Lewis described Ashley as a “dedicated student and mature young lady who demonstrates the ability to exceed course requirements. Ashley works well independently and with others. She has worked as a peer tutor for the school and has also tutored students who she has identified as needing support or students who have come to ask her for assistance. Ashley has been a mentor to several students in the school and in her community. Teachers have also come to her to mentor students that they cannot reach.”
In a telephone interview, Lewis said she was “ecstatic” that Ashley had won the award.
“I find a lot of students who have good qualities but they lack the charisma that Ashley has,” she said. “She’s very open and honest. She does things that all teenagers do, but she’s unusual because of her concern and caring for other people and for whatever causes she decides she wants to fight for.”
Lewis is the sponsor of a group called Youth in the Loop for Life, an organization that promotes awareness of and supports youngsters with lupus, juvenile arthritis and juvenile diabetes.
Ashley was heavily involved in Youth in the Loop for Life as vice president for one year and president for three years. When she joined the group five years ago, it had 30 members. By 2010, it had 74, with Ashley recruiting more than 20 of the new members.
Ashley’s involvement in the group is a precursor to what she’d like to study at Drexel. The university doesn’t have a pre-med program, so Ashley wants to get an undergraduate degree in nursing and then attend medical school, with the ultimate goal of being a pediatric oncologist.

“I’ve always loved kids, and over the years I’ve wanted to be a doctor of some sort,” said the 18-year-old, who lives with mom Wanda, dad Christopher and 15-year-old sister Alexis in Wyndmoor. “I’d once seen this commercial about leukemia and it just broke my heart. I love kids and I’m into the sciences like that.”
Among her many accomplishments at Springfield Township High School, Ashley was the winner of the local Rotary Club Camp Neidig Leaders of Tomorrow award; the Hugh O’Brien Leadership Ambassador Award; the STHS Principals Award; and the Youth in the Loop for Life Service Award.
She also found time to work as a baby sitter and camp counselor dance instructor.
In her nomination letter, Lewis called her a “well-adjusted young lady with superior leadership and organization skills.”
“She has some good ideas but she’s also a person who is willing to listen to other people and say, ‘OK, maybe your idea is better,’” said Lewis. “And that’s what is so unique about her being a teenager, to actually be able to listen to other people and say, ‘OK, I’m wrong. Let’s try it this way.’”
Ashley, of course, returns the compliments to her teacher.
“First she started as just a teacher, then became my mentor and now she’s like part of my family,” said Ashley of Lewis. “I call her Aunt Natalie. I love her to death.”
Ashley will be honored at a luncheon and awards ceremony on Aug. 5 at the National Liberty Museum, where she will be presented with a Young Heroes medal and a certificate and will be photographed for inclusion in the museum’s exhibit of Young Heroes’ accomplishments, which is seen by more than 60,000 visitors a year.
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6.	TD Bank to Open in Hampton Bays By Jessica DiNapoli July 23, 2010 — Long Island Business News (NY)
Although some Hampton Bays residents did not want to see it happen, the hamlet will be home to a new branch of TD Bank on August 7.
The bank branch, which will offer customers seven-day banking and extended hours, will open Saturday, Aug. 7 at 9 a.m., TD spokesman Jimmy Hernandez said. The bank will be located at the corner of Montauk Highway and East Tiana Road.
Hampton Bays residents rallied against the opening of the bank, complaining that the area already had too many and that the building was too big.
TD Bank has also set Nov. 6 as the target date for the opening of three other Long Island branches, Hernandez said.
They are planned for Rockville Centre, West Babylon and Bay Shore, he said. The banks will all be “green” and have some level of LEED certification.

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INDUSTRY NEWS
1.	Community Banks’ 2Q Reports Encouraging, But Outlook Remains Guarded By Rachel Witkowski July 26, 2010 — American Banker
Profits grew faster than credit problems among the first batch of community banks to post second-quarter results — another tentative sign the sector is recovering.
These small banks continued to get hit with nonperforming loans and chargeoffs, but they did not take as bad of a beating as they did the previous quarter and a year earlier. Median net income rose by 4%-9.6% from the previous quarter depending on the region, according to a report from Sandler O’Neill & Partners LP and SNL Financial LC. At the same time, regional declines in nonperforming loans ranged from 2.3% to 9.5%.
Lower expenses, higher net interest income, and the strides in credit quality fueled earnings growth.
“It feels to me like the industry is healing, albeit slowly,” said Mark Fitzgibbon, director of research at Sandler O’Neill.
But bankers and analysts sought to temper the enthusiasm.
In the first quarter, people “got a little too optimistic” in predicting the economic recovery, said R. Scott Smith Jr., chairman and chief executive of Fulton Financial Corp. in Lancaster, Pa. “But six weeks ago, it seemed the economy just kind of stalled.”
The $16.6 billion-asset company’s net income rose 230% year over year, to $26.6 million, and nearly 19% improvement from the first quarter.
An $11 million increase in net interest income year over year, and declines in provision for loans losses and FDIC insurance expenses led the turnaround.
However, Fulton’s nonperforming assets rose by 9.7% from the first quarter, to $342.6 million. That led to a larger provision.
Lingering asset-quality issues and a sluggish economic recovery have kept bankers like Smith from talking about a rebound in the near term.
“My prediction is that it will be lumpy,” he said. “This is why we continue to build our loan-loss reserves. ... The slower [the economy] is, the more credit issues we continue to have.”
Among the 140 banks and thrifts that reported second-quarter earnings as of July 22, growth in net income ranged from 4% in the Northeast to 9.6% in the West. Median nonperforming loans declined across all regions, from 2.29% in the Southeast to 9.49% in the Northeast.

“Credit is getting better faster than both investors as well as bank management had expected,” said Jeff Davis, a managing director at Guggenheim Securities LLC.
Some banks, such as Cardinal Financial Corp. in McLean, Va., exceeded analysts’ expectations in earnings and levels of nonperforming loans.
The $2 billion-asset company more than doubled its bottom line since last year, to $4.7 million, and beat the consensus earnings-per-share estimate by 2 cents.
Also, the $6.9 billion-asset CVB Financial Corp. in Ontario, Calif., reported its second-highest quarterly earnings in its history. The parent company of Citizens Business Bank said profit rose nearly 20% from a year earlier, to $19 million. CVB gained $9 million from selling securities.
Higher net interest income bolstered profits at a number of banks. In some cases, it also helped generate higher net interest margins.
CVB said its net interest margin rose to 3.99% from 3.76%. Cardinal also increased its margin to 3.74%, from 2.84% in the second quarter last year.
The spread has been improving during the past year as rates on term deposits fell and tracked closer to loan rates. But some banks are still getting squeezed, possibly even more so in the future, as indicated by a 2-basis-point decline in the Middle Atlantic and a 6-basis-point quarter-to-quarter drop in the Southwest.
In general, second-quarter performance “didn’t improve as much as I thought,” said Doug Rainwater, managing director and senior bank analyst at Rodman & Renshaw LLC. Though there is still a lot of liquidity, there is not much loan demand, so banks continue to contract balance sheets overall, he said.
Many community and regional banks have aggressively charged off loans, mostly in commercial and construction financing. Despite signs of stability in delinquencies, banks still have to reappraise properties that serve as collateral. And when appraisals come in lower, the bank has to write it down, whether or not the loan is delinquent which in turn, hurts capital.
“The battle today is valuations,” said Michael Ross, president and CEO of Dearborn Bancorp Inc. and its Fidelity Bank subsidiary in Michigan.
The $933 million-asset Dearborn charged off $10.5 million in the second quarter despite a decline in nonperforming assets because reappraisals came in lower on properties tied to loans.
As a result of the chargeoffs, Dearborn now has $9.5 million in residential land development loans, down from $29.2 million at midyear.
Elsewhere, chargeoffs grew by 3.87% in the Southeast and by 12.39% in the Southwest from the first quarter.
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2.	Iberiabank Snags Failed Sterling Bank By Brian Bandell July 23, 2010 — South Florida Business Journal
The failure of Lantana-based Sterling Bank has helped Iberiabank continue its growth in South Florida.
Florida regulators closed Sterling Bank on Friday and the Federal Deposit Insurance Corp. awarded its $407.9 million in assets and $20 million in deposits to the Lafayette, La.-based bank (NASDAQ: IBKC). The deal includes six offices in Broward and Palm Beach counties.
The FDIC will retain $50 million in deposits.
Iberiabank signed a loss-sharing agreement with the FDIC on $244.3 million of the failed bank’s loans so 80 percent of their loses are covered by the government agency. The FDIC estimated that Sterling Bank’s failure would cost it $45.5 million.
This is the 18th bank failure in Florida this year, including the collapse of Metro Bank of Dade County and Aventura-based Turnberry Bank a week ago today.
For Iberiabank, this marks its third failed bank acquisition in Florida. In November, it acquired the assets and 34 branches of Sarasota-based Century Bank and Naples-based Orion Bank. That gave it three branches in Palm Beach County and one in Hollywood.
The $8.7 billion-asset Iberiabank now has 220 offices in 12 states. The company said it now has $3 billion in deposits and 42 offices in Florida and should rank 20th in the state in deposits.
In South Florida, Iberiabank said it has 10 offices and $600 million in deposits.
“What appeals to us significantly — and we certainly aren’t done — is this helps fill in the franchise for us on the east side of Florida,” Iberiabank President and CEO Daryl Byrd said while in Lantana leading the transition. “This is an area we really like and works well for our franchise.”
Byrd said he plans to keep the acquired branches open for now. During his visit to South Florida, he has also been scouting locations to build new branches, Byrd added.
However, the deal marked a sad ending for Sterling Bank.
As of March 30, Sterling Bank was the fifth-largest bank chartered in Palm Beach County with $407.9 million in assets. In addition to its headquarters, the bank has offices in Delray Beach, Fort Lauderdale, Wilton Manors, Palm Springs and Royal Palm Beach.
Sterling Bank was founded in West Palm Beach in 1987 under the name Sterling Savings Bank. It moved its headquarters to Lantana in 1998. Then it converted from a savings bank to a commercial bank in 2004 and expanded into Broward County. The goal of that conversion was to increase its commercial lending, which ultimately led to its downfall.
Like many local institutions, Sterling Bank fed on the real estate boom. At the end of 2003, it had only $166 million in assets. It more than doubled that in the next three years.

Following a loss of $18.9 million in 2009, Sterling Bank lost $5.5 million in the first quarter. As of March 31, it had $30.1 million in late or unpaid loans, representing 12.25 percent of its total loans, plus $5.2 million in repossessed property. Most of its bad loans were in construction and commercial real estate.
Sterling Bank had been under a written agreement with the Federal Reserve and Florida regulators since June 2009 over its loan problems. That order told the bank’s board to get more involved in dealing with its credit issues.
In June, the Federal Reserve Bank served a prompt corrective action against Sterling Bank that gave it 30 days to raise capital. At the time, Sterling Bank President and CEO David Albright said he was talking to potential investors to raise money.
The holding company that owned Sterling Bank before its fall into ruin was Sterling Bancgroup, which lists its directors as Albright, Daniel P. Callanan, George Bavelis, real estate developer Thomas A. Vogel, Sanford Solomon and Dr. Peter Clarkson.
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3.	Washington Trust Profit Climbs 40% in 2Q as Falling Interest Rates Cost Bank Less By William Hamilton July 26, 2010 — Providence Business News (RI)
Washington Trust Bancorp Inc. saw its profit rise dramatically in the second quarter, but it had little to do with making more money. The strong performance was more about spending less.
The parent of Westerly-based Washington Trust Co. reported second-quarter net income of $5.3 million, up more than 40 percent from the year-ago period’s $3.77 million.
The much higher income figure came even though the bank recorded lower revenue — $42.01 million in interest and noninterest income for the three months ended June 30, down more than 6 percent from the $44.88 million in revenue posted for the same period a year earlier.
Boosting the bottom line: Interest expense has plummeted along with interest rates. Lower rates meant depositors earned less on the money left in the bank, and in turn, the cost of keeping those deposits lowered for bankers.
While deposits at Washington Trust, Rhode Island’s largest independent bank, increased to $1.95 billion as of June 30 — up $66 million from a year earlier — interest expense for deposits totaled $5.33 million in the second quarter, down more than one-third from $8.48 million a year ago. Also saving some cash for Washington Trust was a lower quarterly payment to the Federal Home Loan Bank of Boston, which equaled $6 million in the second quarter, down more than $1 million from the same quarter in 2009.
And the bank’s Federal Deposit Insurance Corporation premiums were smaller, too, from $2.14 million in 2009’s second quarter to $784,000 in the most recently completed quarter.

For most banks, including Washington Trust, the lower costs for maintaining deposits in the second quarter led to a wider net-interest margin, the measure of the difference between the interest paid out to depositors and interest earned from lending.
For the second quarter, the bank’s interest rate margin stood at 2.86 percent, up 8 basis points from 2.78 percent in the first three months of 2010, and up 41 basis points from 2.45 percent a year earlier.
The bank did see its salaries and employee benefits jump $1.37 million year over year — or more than 13 percent — to $11.73 million in the 2010 second quarter. Bank executives attributed those increased costs to a branch opening in late 2009 and some hiring in commercial lending and wealth-management departments.
Still, earnings per diluted share stood at 33 cents, matching the consensus estimate of analysts who follow Washington Trust, according to Yahoo! Finance. Earnings were up from 23 cents from the year-ago period.
“We are pleased with Washington Trust’s positive earnings trend and good business growth, despite continued difficulties in the national and local economies,” Joseph J. MarcAurele, Washington Trust’s chairman, president and CEO, said last week.
Indeed, like other publicly traded banks in the region, Washington Trust appears to be still making a recovery from a 2009 that most bankers would like to forget.
Even though the economy continues to sputter, Washington Trust’s financial statement issued last week indicated that credit quality in its $1.97 billion loan portfolio was improving, which in one way directly helped the bottom line.
The bank said its loan-loss provision — money set aside in anticipation of bad loans — dropped to $1.5 million, cut in half compared with $3 million Washington Trust had socked away in the 2009 second quarter for loan losses.
Washington Trust’s nonperforming assets — typically loans and leases that are more than 90 days overdue — declined to $25.95 million as of June 30, down from $27.51 million three months earlier but up from $24.78 million a year ago.
Those nonperforming assets amounted to 0.89 percent of total assets, compared with 0.95 percent as of March 31 and 0.85 percent on June 30, 2009.
Nonperforming assets in commercial mortgages stood at $6.68 million as of June 30, down from $8.93 million three months earlier but up from $6 million a year ago.
Net charge-offs — loans that the bank has determined are uncollectible — were $1.23 million at the end of the second quarter, up from $1.19 million in the previous quarter, but down from $1.45 million in the year-ago period.
And past-due loans — a possible indicator of future problems — showed another positive trend for Washington Trust, declining to $28.69 million as of June 30 from $30.01 million three months earlier.
The commercial loan portfolio grew by $21 million — or 2.1 percent — in the second quarter to $1.02 billion from the previous quarter. And despite a lackluster residential real estate market, the bank’s residential loan portfolio jumped by 2.2 percent to $622.61 million in the second quarter.
The bank’s earnings for the first half of the year totaled $10.47 million, up nearly 63 percent from the $6.44 million in the first six months of last year.
As of June 30, Washington Trust’s total assets were $2.92 billion, up $33 million from three months ago, but even with the figure a year ago.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.